FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX INITIATES PHASE III CLINICAL TRIALS FOR THE PREVENTION OF SERIOUS BLOODSTREAM INFECTIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688	Media Relations Contact: Marla Gale Fleishman-Hillard Inc. Telephone: (416) 214-0701 Fax: (416) 214-0720

MICROLOGIX INITIATES PHASE III CLINICAL TRIALS FOR THE PREVENTION OF SERIOUS BLOODSTREAM INFECTIONS

Vancouver, CANADA, September 20, 2000 - Micrologix Biotech Inc. announced today the initiation of Phase III clinical trials in the United States for MBI 226, its novel lead antimicrobial drug product. The trials are designed to demonstrate whether the drug reduces the incidence of life-threatening bacterial and fungal bloodstream infections related to the use of central venous catheters (CVCs) in seriously ill patients. The results of the Phase III studies will be used in support of a New Drug Application for marketing approval of MBI 226 in the US.

"We are extremely pleased to begin these pivotal Phase III trials of MBI 226, the first of a number of drug candidates to come out of Micrologix's research and development programs," said Dany Hadary, President and CEO of Micrologix Biotech Inc. "Achieving this important milestone on schedule and just 21 months after starting Phase I is a significant accomplishment. We will continue to aggressively pursue the commercialization of what will potentially be the first FDA-approved drug to prevent these life-threatening bloodstream infections".

Micrologix previously reported that the FDA granted MBI 226 fast track status following positive findings from a Phase I study, which demonstrated the drug to be safe and effective in completely eliminating bacterial colonization of indwelling peripheral catheters. Micrologix subsequently completed a Phase II safety study confirming in 238 participants that MBI 226 is safe and well tolerated.

The objective of the Phase III trials is to demonstrate that MBI 226, administered at central venous catheter insertion sites, reduces or eliminates bacterial and fungal colonization of the catheters and prevents subsequent bloodstream infections. In the Phase III trials, MBI 226 will be compared to the current standard-of-care, in randomized, blinded, multicenter studies.

Micrologix has initiated patient recruitment in the first of two pivotal Phase III studies. The first study, which is anticipated to be complete in 12 months, will enroll approximately 1500 patients at 12 sites throughout the United States. Preparations are underway to begin the second pivotal study, with the entire Phase III program expected to be complete in 18 months. Each of these two Phase III trials will be amongst the largest prospective studies ever performed to examine bloodstream infections related to central venous catheters.

Dr. Dennis Maki, Professor of Medicine and Head of Infectious Disease at the University of Wisconsin Medical School and Chair of Micrologix's Clinical Advisory Board, said, "CVC-related bloodstream infection is a major medical concern and one that continues to grow as more and more of these devices are placed in patients each year. There is an urgent need for an FDA-approved antimicrobial agent that can prevent these infections and thereby reduce the related high rates of morbidity and mortality." Dr. Maki is an acknowledged world expert in the pathogenesis and prevention of infections related to the use of medical devices.

Background on CVC-Related Bloodstream Infections and Previous Clinical Trial Results

CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. They are commonly inserted through the chest wall into a major vein, such as the jugular vein. Each year in the US, more than five million CVCs are sold, and it is estimated that catheter-related bloodstream infections develop in 250,000 to 400,000 patients, resulting in at least 50,000 deaths. On average, a patient with a CVC-related bloodstream infection spends an additional 6.5 days in intensive care at a cost of US$29,000. As such, these infections increase the annual cost to the US health care system by more than US$7 billion annually.

The vast majority of CVC-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases, the organisms that cause these infections have developed resistance to conventional antibiotics. In Phase I clinical trials, Micrologix demonstrated that MBI 226 reduced the number of microorganisms growing on the skin of healthy subjects by 99.9% and the incidence of catheter colonization to zero. In Phase II clinical trials, MBI 226 was non-irritating, did not cause an allergic immune response and was not absorbed into the bloodstream.

CORPORATE PROFILE

Micrologix Biotech Inc. develops novel drugs targeted at severe and life-threatening diseases-particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the US, MBI 226 for the prevention of catheter-related bloodstream infections, MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired Staphylococcus aureus infections. Micrologix recently completed Phase I clinical trials of MBI 594AN and MBI 853NL and anticipates initiating further clinical trials for these drug candidates during the fourth quarter of 2000.

CONFERENCE CALL

Investors, analysts and the media are invited to participate in a conference call today at 11:00 a.m. EST to discuss this announcement. Please telephone 1-800-387-2195 (US and Canada) or (416) 641-6663 (Toronto-area callers).

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.